SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of November, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
A Publicly Held Company

CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD NOVEMBER 5, 2009

I.	DATE, TIME AND PLACE: The meeting was held on November 5, 2009 at 2:00 pm at the Company’s headquarters at Alameda Santos, 1.357/8th floor, in the city and state of São Paulo.

II.
ATTENDANCE: Shareholders present represented more than 2/3 of the capital stock of the Company, according to the signatures in the Shareholder Attendance Book.  Alexandre D’Ambrosio, one of the Company’s Board Members, was also present.

III.	CALL NOTICE: The Call Notice was published in the Diário Oficial do Estado de São Paulo and in Valor Econômico newspaper on October 21, 22 and 23, 2009.

IV.	PRESIDING:	Luiz Leonardo Cantidiano - President

André Cantidiano - Secretary

V.
AGENDA: (i) elect new members of the Company’s Board of Directors; (ii) remove a member of the Company’s Fiscal Council and replace that member with a new member, as mandated; (iii) amend the Bylaws in order to make them suitable to the listing requirements of the Novo Mercado segment of BM&FBovespa; (iv) change the name of the Company; and (v) authorize management to take all the actions necessary to change the Company’s listing status on BM&FBovespa to join the Novo Mercado segment.

VI.
PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading of the documents related to the matters to be voted at this Extraordinary General Meeting was waived, since they are well known by the shareholders through prior availability of the draft Bylaws and CVs of the candidates for the Board of Directors and Fiscal Council; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of Law nº 6.404/76 (the “Brazilian Corporations Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporations Law.

VII.	RESOLUTIONS: The shareholders present decided to:

(i) Elect 2 (two) sitting members to the Board of Directors of the Company, to serve a mandate until the Ordinary General Meeting in 2011, and their respective alternates, as follows: Armando Mariante Carvalho Junior, Brazilian, legally separated, engineer, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. República do Chile, 100 (parte), bearer of ID nº 002.195.513-3 issued by Detran/RJ and registered with the CPF/MF under nº 178.232.937-49, and Eduardo Rath Fingerl, Brazilian, divorced, engineer, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. República do Chile, 100 (parte), bearer of ID nº 02884480-1 issued by IFP and registered with the CPF/MF under nº 373.178.147-68, having as alternates, respectively, Patrícia Dias Fernandes, Brazilian, married, economist, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. República do Chile, 100/8th floor, bearer of ID nº 010361594-4 issued by Detran/RJ and registered with the CPF/MF under nº 051.671.617-46, and André Biazus, Brazilian, married, businessman, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. República do Chile, 100/8th floor, bearer of ID nº 09875062-3 issued by IFP and registered with the CPF/MF under nº 362.655.190-34.

Elect 2 (two) new alternate members to the Board of Directors of the Company, to serve a mandate until the Ordinary General Meeting in 2011, as follows: (a) Paulo Henrique de Oliveira Santos, Brazilian, married, engineer, bearer of ID nº 7.746.455-2 issued by SSP/SP and registered with the CPF/MF under nº 034.880.428-80, resident and domiciled in the city and state of São Paulo, at Rua Jerônimo da Veiga, nº 384/12th floor, as the alternate for sitting member José Luciano Penido; and (b) Gilberto Lara Nogueira, Brazilian, married, engineer, bearer of ID n° 3.862.728 issued by SSP/SP and registered with the CPF/MF under n° 386.364.768-87, resident and domiciled in the city and state of São Paulo, with business address at Rua Amauri 255/13th floor, as the alternate for sitting member Raul Calfat.

The Board Members elected herein declare, for purposes of the provisions of Paragraph 1 of article 147 of the Brazilian Corporations Law and article 1.011 of Law nº 10.406/02, that they are not in involved in any crimes that would prevent them from undertaking mercantile activity, having been presented to the General Meeting the declarations provided for in article 147, Paragraph 4 of the Brazilian Corporations Law and CVM Instruction 367/02.

(ii) Because of the request to disassociate the sitting member of the Fiscal Council, Haroldo do Rosario Vieira, as well as his respective alternate Antonio Sergio Battochio, the Meeting, in strict accordance with the provisions of article 161, Paragraph 4(a), of the Brazilian Corporations Law, resolves to elect as a sitting member of the Company’s Fiscal Council Sergio Ricardo Lopes de Farias, Brazilian, married, banker and economist, bearer of ID nº 053474250, issued by IFP/RJ and registered with the CPF/MF under nº 799.861.537/00, resident and domiciled at Av. Jornalista Francisco Torres, 113-E7, ap. 2002, Icaraí, city of Niterói, state of Rio de Janeiro, CEP 24230-001,having as respective alternate Rudinei dos Santos, Brazilian, married, banker and economist, bearer of ID nº 1923057, issued by SSP-DF, and registered with the CPF/MF under nº 474.025.209/00, resident and domiciled at SQN 315 BL G AP 207, Asa Norte, Brasília, Distrito Federal, CEP 70774-070.  The substitutes elected herein shall complete the mandates of the Board Members they substitute, at the same remuneration payable to those that are leaving the Fiscal Council.  Gratitude is noted to Haroldo do Rosário Vieira for the activity, dedication and service he provided during his time on the Company’s Fiscal Council.

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(iii) Approve the amendments to the Bylaws to make them suitable to the listing requirements of the Novo Mercado segment of the BM&FBovespa - Bolsa de Mercadorias e Futuros S.A., in accordance with the version included in Annex I hereto, which, initialed by the presiding table, is incorporated into these minutes for all legal purposes.

(iv) Change the name of the Company to “Fibria Celulose S.A.”, as included in the restated version of the Bylaws appearing in Annex I, with Management of the Company authorized and charged with undertaking all necessary acts, registrations, publications to duly formalize the name change approved herein.

(v) Authorize management of the Company to implement the acts and adopt the measures necessary in order to formalize the Company’s adherence to the Novo Mercado segment, notably the execution of the applicable Contract.

(vi) Finally, the shareholders resolved that the election of independent members to the Board of Directors of the Company, pursuant to items 4.3 and 4.3.3 of the Regulations of the Novo Mercado, as well as the election of the other alternate members of the Board of Directors, shall occur at the Company’s next Extraordinary General Meeting, to take place prior to formal adherence to the Novo Mercado.

VIII.
CLOSING: The matters submitted for resolution being approved by the majority (with abstentions) with respect to items (i), (ii) and (iii), and unanimously approved with respect to items (iv) and (v), and there being nothing left to address, the work was suspended for the time needed to draft these minutes, which were read, verified and approved by the shareholders present, who signed them.  Shareholder Sergio Feijão Filho asked that it be recorded that he manifested his support for the restructuring of the Company occurring over the course of this year, in the context of which this General Meeting is occurring.

IX.
SIGNATURES: Votorantim Industrial S.A. (Eduardo Lavini Russo); BNDES Participações S.A. – BNDESPar (Rodrigo Rabelo Tavares Borba); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Fabiana Maria de Magalhães Souza Azevedo); Investment Funds and Investors listed on Document I represented by Citibank NA and by HSBC Corretora de Títulos e Valores Mobiliários S/A (Daniel Alves Ferreira); Sergio Feijão Filho.

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We certify that the present instrument is a true copy of the original recorded in the appropriate book.

Luiz Leonardo Cantidiano	André Cantidiano
President	Secretary

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Annex I

Bylaws

FIBRIA CELULOSE S.A.

CHAPTER I – CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE

Article 1 – The corporation, FIBRIA CELULOSE S.A., organized as a publicly held company, shall be governed by these Bylaws and applicable provisions of the law.

Article 2 – The Company has its registered office and jurisdiction in the City and State of São Paulo at Alameda Santos, 1357, 6th floor, and is authorized to open branches, establishments and offices in any part of Brazil or abroad.

Article 3 – The Company shall have an indeterminate term of duration.

Article 4 – The Company’s purpose is: a) the industry and trading, both of a wholesale and retail nature, of pulp, paper, cardboard and any other byproducts of these materials, whether proprietary or of third parties; b) the trading, both of a wholesale and retail nature, of products used for graphics in general; c) the exploration of all industrial and commercial activities directly or indirectly related with its corporate purpose; d) the import of goods and assets related to its corporate purposes; e) the export of own products and those of third parties; f) representation for its own account or for third parties; g) the participation in other companies in Brazil or abroad, irrespective of its form or purpose, as a partner, quotaholder or shareholder; h) the provision of services of administrative, organizational and financial control on behalf of affiliated companies or third parties; i) the management and implementation of forest and reforestation projects on its own behalf or on behalf of third parties, including the management of all agricultural activities enabling the production, supply and distribution of raw materials for the manufacture of pulp, paper, cardboard and any other byproducts of these materials; and j) the provision of technical services of a consultancy and advisory nature to its controlled companies and to third parties.

CHAPTER II – CAPITAL STOCK AND SHARES

Article 5 – The capital stock, completely subscribed and paid-in, is R$7,587,144,784.59 (seven billion, five hundred eighty-seven million, one hundred forty-four thousand, seven hundred eighty-four reais and fifty-nine centavos) divided into 467,934,646 (four hundred sixty-seven million, nine hundred thirty-four thousand, six hundred forty-six) common shares, which are all registered, book-entry shares with no par value.

Paragraph 1 – Capital stock shall consist exclusively of common shares, the issuance of preferred shares being prohibited.

Paragraph 2 – The shares shall be indivisible before the Company and each common share shall correspond to one vote in the decisions taken by the Shareholders’ Meetings.

Paragraph 3 – The shareholders shall have preemptive rights in the subscription of shares to increases in the capital stock, respecting the proportion of the shares that they already hold.

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Paragraph 4 – The new shares resulting from any increase in the capital stock shall be entered and credited to the deposit accounts maintained in the shareholders’ names by the custodian within a maximum term of sixty (60) days, as from the date of publication of the respective Shareholders’ Meeting.

Paragraph 5 – The issuance of founders’ shares is forbidden.

Article 6 – The capital stock may be increased, on the terms of Article 168 of Law No. 6404/76, through the issuance of up to 61,690,315 (sixty-one million, six hundred ninety-thousand, three hundred fifteen) new common shares, by resolution of the Board of Directors, irrespective of any restructuring of the Bylaws.

Paragraph 1 - It shall be incumbent upon the Board of Directors to establish the price and the number of shares to be issued, as well as the timeframe and the conditions for payment, but subscription by contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, under the terms of the law.

Paragraph 2 – Within the limit of authorized capital, the Board of Directors may:

a)  resolve on the issuance of warrants;
b)  based on the plan approved by the Shareholders’ Meeting, grant options for the purchase of shares to the administrative officers or employees of the Company, or of a company that it controls, and whereby the shareholders shall have no preemptive right for acquisition of such shares, provided that the annual limit for options is 1% (one percent) of the capital stock and the cumulative limit for all options granted is 5% (five percent); and
c)  approve an increase of capital stock by means of capitalization of profits or reserves, with or without stock dividends.

Paragraph 3 – The issuance of shares and debentures convertible into shares, or warrants, whose placement is effected by means of a sale in a stock exchange or by a public subscription offering, may exclude the preemptive right for previous shareholders or may reduce the term for exercise thereof.

Paragraph 4 – The exclusion of the preemptive right for previous shareholders or the reduction of the term for exercise thereof shall not apply to issuance of debentures that are convertible into shares and of warrants if the latter are ascribed as an additional advantage to subscribers of shares or of debentures that are convertible into shares.

CHAPTER III – MANAGEMENT

Article 7 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, with powers and duties granted to them by the law and by these Bylaws.

Sole Paragraph – Without prejudice to the other duties set forth herein and by the law, the managers newly elected to the Company (Officers and members of the Board of Directors) shall, before taking office, sign an Agreement of Consent of the Managers to the Contract to Participate in the Novo Mercado between the Company, its controlling shareholders and directors and the BM&FBovespa, through which they agree to comply with the rules set forth therein.

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SECTION I – BOARD OF DIRECTORS

Article 8 – The Board of Directors shall be made up of nine (9) sitting members and an equal number of alternates, all shareholders, elected by the Shareholders’ Meeting, with a unified term of office of two (2) years, beginning on the date of the signature of the deed of qualification transcribed in the proper book.

Paragraph 1 – At least 20% of the board members elected shall be Independent Directors, as defined by the Novo Mercado Listing Regulation.

Paragraph 2 - The board member(s) elected by the mechanism provided for in article 141, paragraphs 4 and 5 of Law no. 6.404/76 shall be considered independent.

Paragraph 3 – When application of the percentage defined in Paragraph 1 above results in a fraction of board members, rounding shall be taken to the integer: (i) immediately above if the fraction is equal to or greater than 0.5 (five tenths); or (ii) immediately below if the fraction is less than 0.5 (five tenths).

Paragraph 4 – Upon election of the members of the Board of Directors and their respective alternates, independent of the election process that is adopted, any shareholder that wants to name a candidate and/or the respective alternate that are not a part of the Board of Directors shall notify the Company accordingly in writing at least 10 days before the Meeting, indicating the name, qualifications, and professional resume of each and annexing to such notification an agreement signed by the candidate attesting to their acceptance to compete for the position.  As soon as it receives this notification, the Company shall send the name, qualifications and professional resume of the candidate(s) to the Stock Market, post it on a webpage and make it available to shareholders at the headquarters of the Company.

Article 9 – The members of the Board of Directors are eligible for reelection, and if they are not reelected, they shall remain in their positions until their substitutes are duly seated.

Article 10 – The Board of Directors shall have a Chairman and may have a Vice-Chairman, appointed by the same Shareholders’ Meeting which elects the members of the Board, or by a meeting of the Board of Directors itself.

Article 11 – While observing Article 16 hereof, sitting members and their alternates on the Board of Directors shall be elected by a simple majority vote of the shareholders present at the Meeting.

Article 12 – Substitution of the members of the Board of Directors, either on a temporary basis or as a result of vacancy for the office, shall be conducted as follows:

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I.            If there should be an impairment of a regular member, his/her deputy member shall assume the post until such time as the impediment ceases;
II.           If there should be a vacancy for the office of regular member, his/her deputy member shall assume until the first Ordinary Shareholders’ Meeting is held, which meeting shall elect the substitute;
III.         In the event of vacancy, either simultaneous or successive, of the offices of regular member and relevant deputy member, the other members of the Board of Directors shall designate their alternates, who shall serve until the first Shareholders’ Meeting, when their alternates shall be elected on a definite basis;
IV. In the event of temporary absence or impediment of the Chairperson of the Board, his/her functions shall be exercised on a temporary basis by the Vice-Chairperson of the board; and

V. In the event of vacancy for the office of Chairperson of the Board of Directors, the Vice-Chairperson of the Board shall assume as Chairperson of the body on an interim basis and shall immediately call a Shareholders’ Meeting to fill the vacant office and for the election of a new Chairperson of the Board of Directors.

Article 13 – The Board of Directors shall ordinarily meet four (4) times a year, and on a special basis at any time whatsoever, pursuant to the statutory needs or when the corporate interests so require.

Sole Paragraph – Members may participate in meetings of the Board of Directors, through teleconference, videoconference or other means of communication that permits the identification of the member and the simultaneous communication of the other participants in the meeting.  In such cases, the members of the Board of Directors shall be considered to be present at the meeting and shall sign the corresponding minutes.

Article 14 – The Board of Directors’ meetings shall be presided by its Chairman or another board member appointed by those present and any person appointed by these shall act as secretary.  The minutes of the respective meetings shall be transcribed in the proper book.

Article 15 – A Board meeting is in order with one half plus one of its members, with resolutions being passed by a simple majority of votes of the members present, and the Chairman or his alternate, besides his own vote, shall have the casting vote in the case of a tie.

Article 16 – Except if a cumulative voting process is adopted under the terms of Paragraphs 5 to 7 below and article 141 of Law no. 6.404/76, the election of the members of the Board of Directors shall be conducted under a system of tickets, whereby individual voting on candidates shall not be allowed.

Paragraph 1 – There shall always be nomination for reelection, by proposal of the Board of Directors, for a ticket made up of the members of the Board, with observance of the following rules:

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a) if any member of the Board should cease to belong to the ticket, by his/her decision or due to impairment, the Board of Directors shall fill the vacancy;
b) the Company’s management, by no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the ticket established on the terms of this Paragraph.

Paragraph 2 – Any other shareholder, or group of shareholders, has the right of proposing another ticket for the Board of Directors, with observance of the following rules:

a) the proposal shall be notified in writing to the Company by no later than ten days prior to the date for which the Shareholders’ Meeting has been called, and it shall not be permitted to present more than one ticket by the same shareholder or group of shareholders;
b) the notice shall contain the information and documents mentioned in item (b), Paragraph 1 of Article 16, with specification of the members, as well as an agreement signed by the candidates attesting to his acceptance to compete for the position;
c) as soon as it receives, from any shareholder (or group of shareholders) a proposed alternative ticket as provided for under (b) immediately above, management of the Company shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the alternative ticket presented.

Paragraph 3 – A person may belong to two or more different tickets, including the one referred to in Paragraph 1.

Paragraph 4 – Each shareholder may only vote on one ticket; the candidates of the ticket that receive the greatest number of votes in the Shareholders’ Meeting shall be declared elected.

Paragraph 5 - For the election of the members of the Board of Directors, shareholders that represent the minimum percentage established in the main clause of article 141 of Law no. 6.404/76 (as per the reduction in such percentage included in CVM Instruction 165/91, as amended by CVM Instruction 282/98) shall have the right to request the adoption of the multiple vote process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

Paragraph 6 – Immediately upon receiving the request, the Company shall publish a notice to the shareholders communicating that (i) the election shall be conducted by the multiple vote process, and (ii) the candidates for sitting members of the Board of Directors shall be members of the tickets referred to in Paragraphs 1 and 2 of this Article, and any candidates that have been designated by any shareholder, while observing the provisions of Article 8, Paragraph 4 of these Bylaws.

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Paragraph 7 – If cumulative voting is requested, each shareholder shall have the right of accumulating the votes on one single candidate, or to distribute them among several candidates.  The members that receive the greatest number of votes shall be declared elected.

Article 17 – Besides the other attributions provided for in these Bylaws, it is incumbent on the Board of Directors to:

I – set the Company’s general business policy;

II – elect, remove from office at any time, and substitute members of the Board of Executive Officers, assigning their respective duties;

III – establish criteria for individual distribution of compensation approved by the Shareholders’ Meeting, among its own members and those of the Board of Executive Officers;

IV – oversee the activities of the Board of Executive Officers and the Executive Officers;

V – convene the Shareholders’ Meetings in cases required by law or when they are deemed appropriate;

VI – approve expansion plans;

VII – authorize the distribution of interim dividends as an advance on the annual dividends;

VIII – approve the payment or crediting of interest on equity to the shareholders;

IX – choose and remove the independent auditors;

X – set the issuance price of the shares for the increase in capital stock by public or private subscription, and setting the other conditions of such issuance;

XI – prepare and present to the Shareholders’ Meeting the annual report of corporate activities, with supporting financial statements legally required in each fiscal year;

XII – resolve on issuances of shares and warrants to subscribe for shares within the authorized limit pursuant to Article 6;

XIII – submit to the Shareholders’ Meeting a proposal for a plan for granting share options to the Company’s officers or employees;

XIV – authorize (a) the acquisition of the Company’s own shares for cancellation or maintaining them in treasury, and (b) for subsequent sale of shares held in treasury;

XV – authorize the disposition or encumbrance of the Company’s properties in amounts above R$200,000,000.00 (two hundred million reais) in the year, and providing guarantees in favor of third parties;

XVI – resolve on the issuance of promissory notes (commercial papers), for public distribution in Brazil, determining: (i) the issuance amount and the division into series thereof, (ii) quantity and face value, (iii) conditions of remuneration and indexation, (iv) period of maturity of the notes, (v) guarantees. (vi) statement to prove compliance with the legal limits, (vii) place of payment, (viii) contracting of services related to the issuance.

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XVII – in order to observe best practices of Corporate Governance, approve the creation of Committees (including a Finance Committee), as well as the respective regulations which shall contain, along with other matters of interest to the Company, specific rules relating to the work, competence, remuneration and procedures.

XVIII - To define a three-name list of institutions or companies specialized in the economic valuation of companies in order to prepare an appraisal report for the purposes of tender offers provided for in Chapters VII and IX of these Bylaws.

Article 18 – The Board of Directors shall appoint among its members, a member who shall accumulate the duties of Investor Relations Officer, with the duty of providing necessary information to the investors, the Stock Exchanges and the Brazilian Securities Commission – CVM.

SECTION II – BOARD OF EXECUTIVE OFFICERS

Article 19 – The Board of Executive Officers shall be made up of at least three (3) and a maximum of ten (10) members, shareholders or not, elected by the Board of Directors, with a one (1)-year term of office, eligible for reelection, being one Chief Executive Officer and the others with no specific designation.

Paragraph 1 – The Executive Officers are exempt from pledging or collateralizing shares.

Paragraph 2 – The investiture in the position of Executive Officer is effected upon execution of the investiture deed drawn up in the register of Minutes of the Board of Executive Officers.

Paragraph 3 – After expiration of the period for which they were elected, the Executive Officers shall continue to exercise their responsibilities until the election and investiture of their elected alternates.

Paragraph 4 – In the case of a vacancy or permanent impairment of an Executive Officer, the Board of Directors shall elect an alternate to conclude the term of office of the officer being replaced.

Paragraph 5 – In the absence or temporary impairment of an Officer, the Chief Executive Officer shall appoint from among the Executive Officers, one who shall temporarily accumulate the duties of the absent or impaired Officer.

Paragraph 6 – The Executive Officers shall receive the compensation that shall be set for each one individually by the Board of Directors.

Article 20 – The Board of Executive Officers shall meet when necessary to decide on matters within its powers, established in law or in the Bylaws.

Paragraph 1 – The meetings of the Board of Executive Officers shall be presided by the Chief Executive Officer. In his absence and in the lack of an appointee pursuant to Article 24, the remaining Executive Officers shall immediately elect one of their members to preside over the meeting.

Paragraph 2 – The resolutions of the Board of Executive Officers shall be drawn up in the minutes and transcribed in the proper book.

Paragraph 3 – The meetings of the Board of Executive Officers shall be called to order with the attendance of at least the majority of its members.

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Paragraph 4 – The decisions of the Board of Executive Officers shall be taken on a simple majority and in the case of a tie, the Chief Executive Officer shall have the casting vote.

Paragraph 5 – The decisions of the Board of Executive Officers with respect to the matters mentioned in Article 21, subsection III, line b, below, shall necessarily have the express approval of the Board of Directors, in addition to the provisions in Paragraph 4 of this Article.

Article 21 – The following is incumbent on the Board of Executive Officers:

I – to exercise the broadest and general management powers within the limits established in the law and in these Bylaws;

II – perform general legal acts, while observing the provisions of Article 23, but being prohibited from granting aval guarantees, sureties, collateral or in rem guarantees on behalf of third parties, except through resolution of the Board of Officers;

III – previously authorize in a meeting of the Board of Officers: (a) to establish branches or offices provided for in Article 2 of these Bylaws; (b) to enter any legal businesses binding the Company or exempt third parties from any liability thereupon, including the granting of aval guarantees, sureties, collateral or in rem guarantees on behalf of third parties, with the express approval of the Board of Directors with respect to Paragraph 5 of Article 20, when amounts exceed R$200,000,000.00 (two hundred million reais) in the year; (c) to organize subsidiaries or investments in other companies, save the ones arising from tax incentives.

Article 22 – The active and passive representation of the Company to perform any acts as well as to sign any legal agreements up to R$200,000,000.00 (two hundred million reais), with due regard for the exclusive powers of the Board of Directors and Board of Executive Officers in these Bylaws, shall be made by the joint signatures of two Executive Officers or one Executive Officer and one attorney-in-fact or additionally, two legally appointed attorneys-in-fact with specific powers.

Sole Paragraph – The attorneys-in-fact shall be appointed by special act, signed by two Executive Officers, specifying the powers and definite term of validity, except when granted to professionals for general jurisdictional purposes, with the “ad judicia et extra” clause, or to defend the Company’s interests in administrative proceedings.

Article 23 – The following shall be incumbent on the Chief Executive Officer: a) to convene and preside over meetings of the Board of Executive Officers; b) comply with, and ensure that others comply with these Bylaws, the resolutions of the Shareholders’ Meetings and the resolutions of the Board of Directors and Board of Executive Officers; c) coordinate and supervise the activities of the members of the Board of Executive Officers for the purpose of ensuring that the activities of all are compatible with the Company’s interests.

Article 24 – The Chief Executive Officer shall be replaced in his absence or impairment for another Executive Officer appointed by him either in writing or verbally.  The alternate shall exercise all the duties of the Chief Executive Officer pursuant to these Bylaws.

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Article 25 – It is incumbent on the Executive Officers to assume the individual liability for supervising and controlling the activities inherent to their respective areas besides the duties that shall be attributed to them by the Board of Directors and by the Chief Executive Officer.

Article 26 – The Investor Relations Officer shall: a) manage the shares policy; b) represent the Company before supervision bodies and domestic or international entities of the market where its securities are listed, particularly CVM (Brazilian Securities Commission) and BM&FBOVESPA (São Paulo Stock Exchange); c) represent the Company before the investing public and provide all pertinent information; d) take acts for keeping the publicly-held company registration with CVM duly updated; and e) perform other activities assigned thereto by the Chief Executive Officer.

CHAPTER IV – FISCAL COUNCIL

Article 27 – The Fiscal Council shall operate permanently and shall be comprised of three (3) to five (5) incumbent members and same number of alternates, elected by the Shareholders’ Meeting, and shall be governed by applicable law and regulations, by these Bylaws and its Corporate Regulations.

Paragraph 1 – The members of the Fiscal Council shall be invested in their respective duties by means of signing an agreement of position, inscribed in the minutes book for meetings of the Fiscal Council, as well as the Instrument of Consent of Members of the Fiscal Council, as provided for in the Novo Mercado Listing Regulations.

Paragraph 2 – The incumbent members of the Fiscal Council are entitled to a compensation fixed by the Shareholders’ Meeting, thus respecting the legal minimum limit, and may not receive any other compensation from the Company, from a company controlled or affiliated thereby, except if such other compensation arises from or is related to services provided to the Company prior to such election or if such other compensation does not jeopardize the duty of member of the Fiscal Council.

Paragraph 3 – The Fiscal Council shall be comprised only of persons who fulfill the requirements provided for in the law and regulations.

Paragraph 4 – In the event of vacancy of any member in the Fiscal Council, the respective alternate shall exercise such office.

Paragraph 5 – The members of the Fiscal Council shall exercise their office based on loyalty, care and information duties provided for in the law and regulations.

Paragraph 6 – The Fiscal Council shall have the following legal duties: (a) to recommend to the Board of Directors the election and removal of independent auditors for the Company; (b) to assess independent auditors and internal auditors for the Company; (c) to opine on financial reports disclosed by the Company; (d) to opine on the management policy and risk control of the Company; (e) to opine on conflicts between the Company management and its independent auditors with respect to financial statements and reports of the Company; (f) to opine on the suitability of the Company to legal and/or regulating obligations with respect to financial and accounting matters; and (g) to issue an opinion on complaints and accusations made to the Company, suggesting reasonable measures.

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Paragraph 7 – The Fiscal Council may, for the exercise of its duties, meet its management, internal auditors and independent auditors of the Company and retain outside consultants and fix their compensation, within reasonable limits, to be paid by the Company, upon its prior approval.

Paragraph 8 – The operation of the Fiscal Council shall be regulated by Corporate Regulations approved in a proper meeting and shall be filed on the Company headquarters.

CHAPTER V – SHAREHOLDERS’ MEETINGS

Article 28 – The Shareholders’ Meeting called and convened pursuant to the law and these Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 – The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 – The Shareholders’ Meeting shall be presided by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 – The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney.  Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in these Bylaws, then the shareholder may attend the Meeting provided that he provides, until the date the Meeting is held, the originals for the documents supporting the powers granted thereto.

Paragraph 5 – Besides the matters that are within its competence as provided for in law and in these Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters VII and IX of these Bylaws, among the list of three companies indicated by the Board of Directors;

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d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.

Paragraph 6 - Resolutions on changes or exclusions to Article 32 of these Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

CHAPTER VI – FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 29 – The fiscal year shall begin on January 1 and end on December 31 of each year, on which date the corresponding financial statements shall be drawn up pursuant to the legal requirements.

Sole Paragraph – The Company may draw up interim balance sheets at any period during the fiscal year, and these may then be used as a basis on which the Board of Directors shall approve interim dividends as provided for in the Bylaws.

Article 30 – Management shall propose to the Shareholders’ Meeting the allocation of the net income for the fiscal year, which allocation shall be mandatory and successive as follows:

I – five per cent (5%) for the creation of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II – the amount corresponding to the creation of contingency reserves;

III – twenty-five per cent (25%), at least, shall be distributed as payment of the mandatory annual dividend to shareholders, calculated pursuant to Article 202 of Law No. 6404 of December 15, 1976;

IV – the remaining balance shall be distributed in accordance with the decision of the Shareholders’ Meeting, as provided for in the law.

Sole Paragraph – The payment of dividends shall be made within a maximum of sixty (60) days as from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving the payment.

Article 31 – By resolution of the Board of Directors, payment or crediting to the shareholders of interest on equity may be made up to the limit permitted in law pursuant to Article 9 of Law No. 9.249 of December 26, 1995.  This amount shall be attributed to the value of the mandatory dividends aforementioned in item III of Article 30 pursuant to applicable law.

CHAPTER VII – TENDER OFFER IN CASES OF ACQUISITIONS OF A MATERIAL PARTICIPATION

Article 32 – Any Person (as defined in Paragraph 1 below) who subscribes, acquires or in any way becomes a direct or indirect holder in Brazil or elsewhere of a Material Participation (as defined in Paragraph 2 below) in the Company shall, within 60 (sixty) days as of the date of the event that results in holding a Material Participation, conduct a public tender offer for all of the shares issued by the Company (a “Tender Offer”), in observance of the provisions of applicable regulation of the Comissão de Valores Mobiliários – CVM, the regulations of BM&FBOVESPA and the terms of this Article.

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Paragraph 1 – For purposes of these Bylaws, “Person” means any person (including, without limitation, any natural person or legal entity, investment fund, condominium, portfolio of securities, worldwide rights, or other form of organization, resident, domiciled or headquartered in Brazil or elsewhere), or group of persons linked by voting agreement with the Person or that acts representing the same interest as the Person.  Examples of persons who act representing the same interest as the Person include those (i) that are directly or indirectly controlled or managed by such Person, (ii) that control or manage in any way such Person, (iii) that are directly or indirectly controlled or managed by any person that directly or indirectly controls or manages such Person, (iv) in which the controller of such Person directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, (v) in which such Person directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, or (vi) that directly or indirectly hold an interest equal to or more than 25% (twenty-five percent) of the voting stock of the Person.

Paragraph 2 – For purposes of these Bylaws, “Material Participation” means a number of shares issued by the Company equal to or more than 25% (twenty-five percent) of the total number of shares issued by the Company.

Paragraph 3 – For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or group of shareholders linked by a shareholders’ agreement or under common control that exercise the Controlling Power (as defined in Paragraph 4 below).

Paragraph 4 – For purposes of these Bylaws, the term “Controlling Power” means the power effectively utilized to direct the corporate activities and orient the functioning of the organs of the Company, either directly or indirectly, in fact or by right.  There is a presumption relating to holding of the Controlling Power with respect to the person or group of persons linked by a shareholders’ agreement or under common control that hold shares that assured them the absolute majority of votes of shareholders present in the last three Shareholders’ Meetings of the Company, even if they do not hold shares that assure them an absolute majority of the voting stock.

Paragraph 5 – The Tender Offer shall be (i) directed without distinctions to all of the Company’s shareholders, (ii) effected in an auction on BM&FBOVESPA, (iii) launched at the price determined in accordance with Paragraph 6 below, and (iv) paid in cash in national currency against purchase in the Tender Offer of the shares issued by the Company.

Paragraph 6 – The price of the acquisition in the Tender Offer for each share issued by the Company shall be the higher of the following amounts:

(a) Economic Value obtained from an economic-financial appraisal report of the Company prepared by an institution or company specialized and with proven experience in evaluating publicly held companies, chosen by the Shareholders’ Meeting, after presentation by the Board of Directors or a list of three possibilities, observing the provisions of Paragraph 1 of Article 40;

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(b) Value of the Share plus a Premium of 50% (fifty percent) applied to such value.  For purposes of these Bylaws, “Value of the Share” corresponds to the higher value between: (i) the highest unit price for shares issued by the Company during the 12-month period prior to the Tender Offer on any stock exchange on which the shares of the Company are traded, and (ii) the unit price of the last issuance of shares of the Company within 12 months prior to the date of the Tender Offer, corrected by the reference rate of SELIC from the date of such issuance  to the date of presentation of the Tender Offer;

Paragraph 7 – The realization of the Tender Offer mentioned in the main clause of this Article shall not exclude the possibility of a third party making a concurrent Tender Offer under the terms of applicable regulation.

Paragraph 8 – The Person shall be obligated to comply with the requests or demands of the  Comissão de Valores Mobiliários – CVM relating to the Tender Offer within the timeframes provided for in applicable regulation.

Paragraph 9 – If the Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum timeframes for (i) realizing the Tender Offer, or (ii) attending to any requests or demands from the CVM, the Company’s Board of Directors will convene a Special Shareholders’ Meeting, in which the Person may not vote, to resolve the suspension of the exercise of the rights of the Person who did not comply with any obligation imposed by this Article, in accordance with the provisions of article 120 of Law no. 6.404 of December 15, 1976.

Paragraph 10 – Any Person that acquires or becomes the owner, in Brazil or elsewhere, of other rights, including usufruct or trust, over shares issued by the Company that result in such Person holding a Material Participation shall be equally obligated to, within 60 (sixty) days as of the event that resulted in holding a Material Participation, conduct a Tender Offer under the terms described in this Article 32.

Paragraph 11 – The obligations included in article 254-A of Law no. 6.404/76 and Articles 34, 35 and 36 of these Bylaws exclude compliance by the Person holding a Material Participation from the obligations included in this Article.

Paragraph 12 – The provisions of this Article 32 shall not apply if a person becomes a holder of a Material Participation by virtue of (i) the merger by the Company of another company, (ii) the merger by the Company of the shares issued by another company or (iii) the subscription of shares issued by the Company realized in a single primary issuance approved at a Meeting of Shareholders of the Company called by the Board of Directors with the purpose of increasing the capital where the share price is determined based on Economic Value.

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Paragraph 13 – If the CVM regulation applicable to the Tender Offer requires adopting a criterion for calculating the price of the acquisition of each share issued by the Company that results in a price higher than as determined pursuant to Paragraph 6 above, the price as determined by the CVM criterion shall prevail in the execution of the Tender Offer.

Article 33 – Any Person that holds Shares in Circulation of the Company, in an amount greater than 10% (ten percent) of all shares issued by the Company, and that wants to purchase more shares issued by the Company (a “New Acquisition”), shall be obligated before each such New Acquisition to notify the Company in writing and the trading floor director of BM&FBOVESPA, through the broker through which it intends to make the New Acquisition, of its intention, at least three (3) business days prior to the anticipated date of the New Acquisition, such that the director can submit to auction the purchase to be realized on the floor of BM&FBOVESPA, in which third parties may interfere, while observing applicable law and CVM and BM&FBOVESPA regulations.

Paragraph 1 – For purposes of this Article, “Shares in Circulation” means all shares issued by the Company except those (i) owned directly or indirectly by the Controlling Shareholder (as defined in Paragraph 3 of Article 32) or by other persons linked to the Controlling Shareholder; (ii) in the Company’s treasury; (iii) held by companies controlled by the Company; and (iv) owned directly or indirectly by officers of the Company.

Paragraph 2 – If the Person does not comply with the obligations imposed by this Article, the provisions of Article 32, Paragraph 9 above shall apply.

CHAPTER VIII – CHANGE OF CONTROL

Article 34 – A Change of Control of the Company, whether through a single transaction or a series of transactions, shall be contracted under a dissolving condition or condition precedent, such that the party acquiring control is obligated to make a tender offer to acquire the shares that the other shareholders own, observing the conditions and timeframes established in applicable legislation and the Novo Mercado Listing Regulation, to assure them equal treatment to the selling Controlling Shareholder.

Paragraph 1 – For purposes of these Bylaws, “Change of Control of the Company” means the transfer to a third party for consideration of the Control Shares.

Paragraph 2 – For purposes of these Bylaws, “Control Shares” means the shares that assure, directly or indirectly, to the holder(s) thereof, the individual or shared exercise of the Controlling Control of the Company as defined in Paragraph 4 of Article 32 of these Bylaws.

Article 35 -                                The tender offer referred to in the previous Article also shall be realized:

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I – in cases in which there is an onerous assignment of rights to subscribe for shares and other securities or rights related to securities convertible into shares, resulting in a Sale of Control of the Company; and

II – in case of change of control of a company that holds the Controlling Power of the Company, in which case, the seller of control of the Company shall be obligated to declare to BM&FBOVESPA the amount attributed to the Company in that transfer and annex documentary evidence of that amount.

Sole Paragraph – The tender offer obligation established in this Article shall not apply when, in any corporate restructuring, any existing shareholder ceases to be a direct shareholder, but the Controlling Power of the Company remains in the hands of the Economic Group to which such shareholder is a part, and this continues to exercise the Controlling Power, even if indirectly.  For purposes of this Article, an Economic Group is the companies that control or that directly or indirectly are controlled by the shareholding control of such shareholder.

Article 36 – That person that already holds shares issued by the Company, that comes by means of a share purchase agreement with the Controlling Shareholder of the Company, involving any number of shares, to acquire the Controlling Power of the Company, shall be obligated to:

I – make the public tender offer referred to in Article 34 of these Bylaws; and

II – compensate the shareholders who had purchased shares issued by the Company on the stock market during the six (6) months prior to the date of transfer of the Controlling Power of the Company, paying such shareholders any difference between the price paid to the Controlling Shareholder and the amount paid on the stock market for the shares issued by the Company in the same period, duly corrected for inflation by the Índice de Preços ao Consumidor – IPCA, as calculated and published by the Instituto Brasileiro de Geografia e Estatística, as of the date of purchase of the shares on the stock market until payment for the shares.

Article 37 - The Company shall not register any transfer of shares to a purchaser of the Controlling Power, or for those who come to hold the Controlling Power, if these do not sign the Instrument of Consent of the Controllers, as established in the Novo Mercado Listing Regulation.  The Company also shall not register any shareholders agreement that provides for the exercise of the Controlling Power if the signatories do not subscribe to the Instrument of Consent of the Controllers.

CHAPTER IX – DEREGISTERING AS A PUBLIC COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 38 – A public tender offer by the shareholder or group of shareholders who hold the Controlling Power or by the Company to deregister as a public company, the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report.

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Article 39 – If the shareholders gathered at a Special Shareholders’ Meeting resolve to delist the Company from the Novo Mercado or if such delisting results from a corporate restructuring in which the shares issued by the company resulting from such restructuring are not admitted for trading on the Novo Mercado, the shareholder or group of shareholders holding the Controlling Power of the Company shall make the public tender offer, and the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report.

Article 40 – The appraisal report referred to in Articles 38 and 39 of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent of the power of decision of the Company, its officers and controllers, and the report shall also satisfy the conditions of Paragraphs 1 and 6 of article 8 of Law no. 6.404/76.

Paragraph 1 – The choice of the specialized institution or company responsible for determining the Economic Value of the Company is within the exclusive competence of the Shareholders’ Meeting, after presentation by the Board of Directors of the list of three possibilities, and the respective resolution, not counting blank votes, shall made by the majority of the votes of the shareholders representing the Shares in Circulation present at such Shareholders’ Meeting, which, if installed on first call, shall have the presence of shareholders representing at least 20% (twenty percent) of all the Shares in Circulation, or if installed on second call, may have the presence of any number of shareholders holding Shares in Circulation.

Paragraph 2 – The costs of preparing the appraisal report shall be borne entirely by the offering party in the tender offer.

Article 41 – In cases of Dispersed Control of the Company: (i) if deregistering as a publicly held company is approved at a Shareholders’ Meeting, the public tender offer shall be made by the Company itself, in which case, the Company may only purchase  shares held by shareholders who voted in favor of such deregistration after having purchased the shares of the other shareholders that did not vote in favor of deregistering and that accepted such offer; and (ii) if delisting from the Novo Mercado is approved at a Shareholders’ Meeting, either to register for trading outside the Novo Mercado, or in connection with a corporate restructuring as provided for in Article 39 of these Bylaws, the public tender offer shall be made by the shareholders that voted in favor of the respective resolution at the Shareholders’ Meeting.

Sole Paragraph – For purposes of these Bylaws, “Dispersed Control” means that the Controlling Power is exercised by a shareholder holding less than 50% (fifty percent) of the capital stock. It also refers to situations in which a group of shareholders owning more than 50% (but in which no individual shareholder owns more than 50%) of the capital stock exercise the Controlling Power in the absence of a signed voting agreement and in the absence of common control, and who are not acting to represent a common interest.

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Article 42 – In cases of Dispersed Control, if BM&FBOVESPA determines that the prices of securities issued by the Company be published apart or that the securities issued by the Company be suspended from trading on the Novo Mercado because of non-compliance with the obligations included in the Novo Mercado Listing Regulation, the Chairman of the Board of Directors shall convene, within two (2) days (including only days when newspapers ordinarily used by the Company are circulated) of such determination a Special Shareholders’ Meeting to replace the entire Board of Directors.

Paragraph 1 – If the Special Shareholders’ Meeting referred to in the main clause of this Article is not convened by the Chairman of the Board of Directors in the time established, such Meeting may be convened by any shareholder of the Company.

Paragraph 2 – The new Board of Directors elected in the Special Shareholders’ Meeting referred to in the main clause and in Paragraph 1 of this Article shall cure the non-compliance with the obligations included in the Novo Mercado Listing Regulation as quickly as possible or within the timeframe conceded by BM&FBOVESPA for this purpose.

Paragraph 3 – If the non-compliance is not cured, as a result of an act or fact of management, the Company shall make a public tender offer to all shareholders of the Company, to deregister as a publicly held company.

Paragraph 4 – If a Shareholders’ Meeting resolved to maintain the registration of the Company as a publicly held company, the public tender offer shall be made by the shareholders who voted in favor of such resolution.

Article 43 – Notwithstanding the provisions of Chapter VII and Paragraph 1 of Article 35 of these Bylaws, the provisions of the Novo Mercado Listing Regulation shall prevail if the rights to a receive a tender offer mentioned in Chapters VIII and IX of these Bylaws are impaired.

CHAPTER X – SHAREHOLDERS’ AGREEMENT

Article 44 – The shareholders’ agreements, with respect to the matters mentioned in Article 118, of Law 6.404 of December 15, 1976, as well as any other matters, shall be complied with by the Company, once these have been filed at the corporate registered offices.

Sole Paragraph – The obligations or encumbrances resulting from these agreements shall be extensive to third parties after annotation in the appropriate registers of the custodian appointed by the Company.

CHAPTER XI – LIQUIDATION

Article 45 – The Company shall be liquidated in the events provided for in the law, whereupon it shall be incumbent on the Shareholders’ Meeting to determine the form of liquidation, electing the liquidators and the members of the Fiscal Committee, which shall operate on a mandatory basis during the liquidation period.

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CHAPTER XII – ARBITRATION

Article 46 – The Company, its shareholders, directors, and the members of the Fiscal Council agree to resolve by arbitration, any and all disputes or disagreements that may arise among them, related to or deriving from, especially, the application, validity, effectiveness, interpretation, violation and its effects, of the dispositions of Law no. 6.404 of December 15, 1976, in these Bylaws, the rules promulgated by the National Monetary Council (Conselho Monetário Nacional), the Brazilian Central Bank and by the Brazilian Securities Commission - CVM, as well at other rules applicable to the working of the capital market in general, beyond of those constant of the Novo Mercado Listing Regulation, of the Contract to Participate in the Novo Mercado and the rules of arbitration of the Market Chamber of Arbitration (Câmara de Arbitragem do Mercado).

CHAPTER XIII – MISCELLANEOUS

Article 47 - The provisions of Article 32 of these Bylaws shall not apply to the shareholders that, at April 30, 2009, held 25% (twenty-five percent) or more of the total number of shares issued by the Company and to their successors, including and especially to the Company’s shareholders signatories to the Shareholders’ Agreement dated October 29, 2009 and filed at the Company’s headquarters.

Article 48 – Cases omitted from these Bylaws shall be resolved by the Shareholders’ Meeting and regulated in accordance with Law no. 6.404 of December 15, 1976.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: November 5, 2009	By:	/s/ Marcos Grodetzky
Name: Marcos Grodetzky
Title: Chief Financial Officer and Investor Relations Officer